Financial Goal Securities, Inc.
Report Pursuant to Rule 17a-5 (d)
Financial Statements
For the Year Ended December 31, 2018

CONTENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 37151

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

35-900 Bob Hope Drive, Suite 202
(No. and Street)

Rancho Mirage (City) California (State) 92270 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Bryan S. Kocen (760) 324-4015
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates,Inc.
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Bryan S. Kocen_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__Financial Goal Securities, Inc._____ , as

of __December 31_____ , 20 __18____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____ _Bryan S. Kocen_____
                                             Signature

                                             __President_____

                                             _____
                                             Title

(Please see Attached)

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



CALIFORNIA JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document, to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

STATE OF CALIFORNIA }

COUNTY OF Riverside }

Subscribed and sworn to (or affirmed) before me on this 18 day of January, 2019
Date Month Year

by Bryan S. Kocen

Name of Signers

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature: [signature]
Signature of Notary Public

BERTHA ALICIA HOLGUIN
Notary Public - California
Riverside County
Commission # 2171530
My Comm. Expires Nov 12, 2020

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent attachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: __________

Document Date: __________

Number of Pages: __________

Signer(s) Other Than Named Above: __________



ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Equity Owners of Financial Goal Securities, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Financial Goal Securities, Inc. (the "Company") as of December 31, 2018, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
January 31, 2019

 

FINANCIAL GOAL SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

ASSETS

Cash in bank	$ 36,629
Concessions receivable	19,250
Advances to shareholders	81,249
Prepaid fidelity bond	291
Deposit - CRD	193
Total assets	$ 137,612

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable		$ 648
Income taxes payable		16,850
Total liabilities		17,498
Commitments		-
Stockholders' equity:		
Common stock, no par value per share; authorized 100,000 shares; issued and outstanding 10,000 shares	$ 10,000	
Additional paid-in capital	22,833	
Retained earnings	87,281	
Total stockholders' equity		120,114
Total liabilities and stockholders' equity		$ 137,612

The accompanying notes are an integral part of these financial statements.

FINANCIAL GOAL SECURITIES, INC.
STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2018

Revenues:		
Concessions - DPP		$ 493,645
Due diligence fees		75,978
Interest		1,193
Total revenues		570,816
Operating expenses:		
Salaries and commissions	$ 424,938	
Professional fees	23,001	
Payroll taxes	11,887	
Regulatory assessments	0	
SIPC assessments	10,849	
Overhead reimbursement	36,390	
Other	2,827	
Total expenses		509,892
Income before income taxes		60,924
Income taxes		17,650
Net Income		$ 43,274

The accompanying notes are an integral part of these financial statements.

FINANCIAL GOAL SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2018

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at beginning of year	$ 10,000	$ 22,833	$ 44,007	$ 76,840
Net income for the year ended December 31, 2018	-	-	43,274	43,274
Balance at end of year	$ 10,000	$ 22,833	$ 87,281	$ 120,114

The accompanying notes are an integral part of this financial statement.

FINANCIAL GOAL SECURITIES, INC.
STATEMENT OF CASH FLOWS
INCREASE (DECREASE) IN CASH

YEAR ENDED DECEMBER 31, 2018

Cash flows from operating activities:		
Net income		$ 43,274
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease in concessions receivable	$ 3,837	
Decrease in prepaids and deposit	1,757	
Increase in investing activity	(42,028)	
Decrease in commissions payable	(6,935)	
Increase in income taxes payable	15,694	
Total adjustments		(27,675)
Net cash flows provided by operating activities		15,599
Cash flows from investing activities		-
Cash flows from financing activities		-
Net increase in cash		15,599
Cash at beginning of year		21,030
Cash at end of year		$ 36,629

SUPPLEMENTAL CASH INFORMATION

Cash payments for:	
Income taxes	$ 800
Interest expense	$ -

The accompanying notes are an integral part of these financial statements.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a registered broker-dealer incorporated under the laws of the State of California maintaining its main office in Rancho Mirage, California, with a branch office in San Diego, California. The Company is a member of FINRA and the SIPC. The Company is subject to a minimum net capital requirement of $5,000 pursuant to SEC Rule 15c3-1. The Company operates pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities. Therefore, the Company is exempt from the computation for the determination of reserve requirements pursuant to Rule 15c3-3 as well as the disclosure of information relating to possession and control requirements pursuant to Rule 15c3-3. The Company's business consists of private placements of equity securities, debt securities, mortgage debt, secured notes, lease participations, and deeds of trust. Firm revenues from private placements come from two sources; upfront concessions and due diligence fees. We adopted Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers (the "new revenue standard" or Accounting Standards Codification 606, ("ASC 606")) on December 1, 2017. Revenue recognition policies under the new standard are applied prospectively in our financial statements from December 1, 2017 forward. There were no material changes in our other revenue recognition policies as a result of the new standard. Commissions and Other Fees: All related income from customer securities transactions are reported in our Consolidated Statements of Financial Condition on reported on a trade-date basis.

Method of Accounting

The Company maintains its books and records on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of management's estimates. Actual results could differ from those estimates and such differences could be material.

SIPC

The SIPC assessment has been determined fairly in accordance with applicable instructions and was remitted timely.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

(2) PROVISION FOR INCOME TAXES

The provision for income taxes consists of the following:

	Federal	California	Total
Current	$ 12,383	$ 5,267	$ 17,650
Deferred	-	-	-
Total	$ 12,383	$ 5,267	$ 17,650

Deferred taxes are accounted for according to current standards which use an asset and liability approach in recognizing timing differences. This approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of such timing differences. Timing differences include the use of the cash basis for tax purposes and accrual basis for accounting purposes and the recognition of net operating loss carry-forwards. There were no material deferred tax items as of December 31, 2018. The Company's Federal and California tax returns are subject to examination for three and four years, respectively, subsequent to their being filed.

(3) RELATED PARTY TRANSACTIONS

The Company had entered into an expense-sharing agreement with a related corporation, whereby the Company secures necessary office space, support staff, equipment, telephone and utilities from the affiliated corporation for a monthly payment of $2,415 through June 30, 2018. A new agreement was made for one year beginning July 1, 2018 at a monthly payment of $3,650, and may be renewed annually.

The Company also pays commissions to two independent contractors, for services performed, one of whom is a parent of the shareholder of the Corporation. Amounts included in expenses in the current year applicable to the related party amounted to $17,800.

Advances to shareholders totaled $81,249 at December 31, 2018; and averaged $131,000 for the year then ended based upon the month-end balances. The Company received interest income of $1,193 on these advances for the year ended December 31, 2018. Repayment terms are not scheduled in writing. See Footnote 5 for related matter.

(4) GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others. The Company has issued no guarantees at December 31, 2018 or during the year then ended.

(5) SUBSEQUENT EVENTS

Management has evaluated subsequent events and transactions occurring after year-end through the date that the financial statements were available for issuance. Advances to shareholders totaling $25,000 were made during early January 2019 under the terms described in Footnote 3. The Company's net capital was $19,131 as of December 31, 2018 (Footnote 7). As of the date that the financial statements were available for issuance, advances to shareholders amounted $106,249.

(6) RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending December 31, 2018, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) ("ASU 2016-02"). ASU 2016-02 requires that, at lease inception, a lessee recognize in the statements of financial condition a right-of-use asset, representing the right to use the underlying asset for the lease term, and a lease liability representing the liability to make lease payments. The ASU also requires that for finance leases, a lessee recognize interest expense on the lease liability, separately from the amortization of the right-of-use asset in the statements of operations, while for operating leases, such amounts should be recognized as a combined expense in the statements of operations. In addition, ASU 2016-02 requires expanded disclosures about the nature and terms of lease agreements and is effective for annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period. Early adoption is permitted. The Company is evaluating the effect of ASU 2016-02 on its consolidated statement of financial condition and on net capital.

(7) NET CAPITAL

The Company is subject to a $5,000 minimum capital requirement pursuant to SEC Rule 15c3-1, which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2018, the net capital was $19,131 which exceeded the required minimum capital by $14,131. The aggregate indebtedness to net capital ratio was 0.91 to 1.

FINANCIAL GOAL SECURITIES, INC.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1

DECEMBER 31, 2018

Computation of net capital

Common stock	$ 10,000	
Additional paid-in capital	22,833	
Retained earnings	87,281	
Total stockholders' equity		$120,114
Less: Non-allowable assets		
Prepaid expense	(291)	
Advances to shareholders	(81,249)	
Deposits	(193)	
Receivables, non-allowable portion	(19,250)	
Total non-allowable assets		(100,983)
Net Capital		19,131

Computation of net capital requirements
Minimum net capital requirement

6 2/3 percent of net aggregate indebtedness	1,166	
Minimum dollar net capital required	5,000	
Net capital required (greater of above)		(5,000)
Excess net capital		$14,131
Aggregate indebtedness		$17,498

Ratio of aggregate indebtedness to net capital 0.91 : 1

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2018.

See Report of independent
registered public accounting firm

FINANCIAL GOAL SECURITIES, INC.
Schedule II – Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements For Brokers and Dealers Pursuant to SEC Rule 15c3-3
As of December 31, 2018

The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. Accordingly, there are no items to report under the requirements of this Rule.

See Report of independent
registered public accounting firm

Financial Goal Securities, Inc.
Report on Exemption Provisions
Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2018



ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Equity Owners of Financial Goal Securities:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Financial Goal Securities identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Financial Goal Securities claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Financial Goal Securities stated that Financial Goal Securities met the identified exemption provisions throughout the most recent year ended December 31, 2018, without exception. Financial Goal Securities's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Financial Goal Securities's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

[signature: Alvarez & Associates, Inc.]

Alvarez & Associates, Inc.

Northridge, California
January 31, 2019

☎ 818-451-4661

9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com



Financial Goal Securities, Inc.

Bryan S. Kocen
President
Registered Principal

Gail Gordon Kocen
Executive Vice President
Registered Principal

Assertions Regarding Exemption Provisions

We, as members of management of Financial Goal Securities, Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception for the year ended December 31, 2018.

Financial Goal Securities, Inc.

By:

Bryan S. Kocen
President



Enhancing the diversification of your investment portfolio
35-900 Bob Hope Drive, Suite 202, Rancho Mirage, CA 92270
Phone (760) 324-4015 • Fax (760) 324-4301 • bryan@kfginc.com • gail@kfginc.com

Financial Goal Securities, Inc.
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended December 31, 2018



ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED UPON PROCEDURES

To the Directors and Equity Owners of Financial Goal Securities, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Financial Goal Securities, Inc. and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Financial Goal Securities, Inc.(the "Company") for the year ended December 31, 2018, solely to assist you and SIPC in evaluating Financial Goal Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment or underpayment, if any, in the current assessment with the Amended Form SIPC-7 on which it was computed noting no differences.

☎ 818-451-4661

9221 Corbin Avenue Suite 165 🏠
Northridge, California 91324
www.AAICPAs.com 🌐


We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
January 31, 2019

FINANCIAL GOAL SECURITIES, INC.
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended December 31, 2018

	Amount
Total assessment	$ 856
SIPC-6 general assessment	
Payment made on July 12, 2018	(485)
SIPC-7 general assessment	
Payment made on January 6, 2019	(371)
Total assessment balance (overpayment carried forward)	$ 0